UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934 (Amendment No. 2)

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☐	Preliminary Proxy Statement

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☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material under § 240.14a-12

QUALCOMM INCORPORATED

(Name of Registrant as Specified in Its Charter)

BROADCOM LIMITED

BROADCOM CORPORATION

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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2018 ANNUAL MEETING OF STOCKHOLDERS

OF

QUALCOMM INCORPORATED

PROXY STATEMENT

OF

BROADCOM LIMITED

BROADCOM CORPORATION

SUPPLEMENT TO PROXY STATEMENT

PLEASE SIGN, DATE AND RETURN THE BLUE PROXY CARD

This proxy statement supplement (this “Proxy Supplement”) supplements, updates and amends the definitive proxy statement of Broadcom Limited (“Broadcom Limited”) and its subsidiary, Broadcom Corporation (“Broadcom Corporation”) (throughout this Proxy Supplement, we sometimes refer to Broadcom Limited and Broadcom Corporation together as “Broadcom”, “we”, “our” or “us”), filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2018 (the “Definitive Proxy Statement”), as supplemented by the proxy supplement filed by Broadcom Limited and Broadcom Corporation on February 5, 2018 (the Definitive Proxy Statement, as amended or as supplemented, is referred to as the “Proxy Statement”), regarding the annual meeting of stockholders of Qualcomm Incorporated (“Qualcomm”), which Qualcomm has announced is scheduled to be held on March 6, 2018 at the Irwin M. Jacobs Qualcomm Hall, 5775 Morehouse Drive, San Diego, California 92121, at 8:00 a.m. Pacific Time, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “Annual Meeting”). The Definitive Proxy Statement was first mailed to Qualcomm’s stockholders on or around January 5, 2018.

This Proxy Supplement amends, updates and supplements the Proxy Statement and should be read in conjunction with the Proxy Statement. Except as amended, updated or supplemented by this Proxy Supplement, all information set forth in the Proxy Statement remains unchanged and should be considered in casting your vote by proxy in advance of the Annual Meeting or in person at the Annual Meeting. To the extent that information in this Proxy Supplement differs from, conflicts with, or updates information contained in the Proxy Statement, the information in this Proxy Supplement is more current and shall prevail. Terms used and not otherwise defined in this Proxy Supplement have the respective meanings ascribed to such terms in the Proxy Statement.

This Proxy Supplement is dated February 13, 2018.

This Proxy Supplement and the accompanying BLUE proxy card are being furnished to you by Broadcom in connection with the solicitation of BLUE proxies from you, holders of shares of common stock, par value $0.0001 per share (“Qualcomm common stock”) of Qualcomm. Broadcom intends to vote such proxies at the Annual Meeting in order to take the following action:

1. To elect each of Samih Elhage, David G. Golden, Veronica M. Hagen, Julie A. Hill, John H. Kispert and Harry L. You (each, a “Broadcom Nominee” and, collectively, the “Broadcom Nominees”) as directors to serve on the Qualcomm board of directors (the “Qualcomm Board”) to hold office until the next annual meeting of stockholders and until their respective successors are elected and qualified, in accordance with Qualcomm’s restated certificate of incorporation (“Certificate of Incorporation”) and amended and restated bylaws (“Bylaws”), to replace six of the eleven current directors of Qualcomm whose terms expire at the Annual Meeting (the “Nomination Proposal”).

2. To amend the Bylaws to undo any amendment to the Bylaws adopted without stockholder approval up to and including the date of the Annual Meeting that changes the Bylaws in any way from the version that was publicly filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2016 (the “Bylaw Proposal” and, together with the Nomination Proposal, the “Broadcom Proposals”).

In addition to soliciting proxies for the Nomination Proposal and the Bylaw Proposal, Broadcom is also soliciting proxies to take the following actions with respect to the other proposals that Qualcomm has announced will be voted on at the Annual Meeting (which are collectively referred to as the “Other Proposals”), each as set forth in Qualcomm’s definitive proxy statement for the Annual Meeting, as filed with the SEC on January 5, 2018 (the “Qualcomm proxy statement”):

3. To ratify the selection of PricewaterhouseCoopers LLP as Qualcomm’s independent public accountants for its fiscal year ending September 30, 2018 (“Proposal 3”).

4. To approve, on an advisory basis, compensation paid to Qualcomm’s named executive officers (“Proposal 4”).

5. To approve an amendment to the Amended and Restated QUALCOMM Incorporated 2001 Employee Stock Purchase Plan, as amended, to increase the share reserve by 30,000,000 shares (“Proposal 5”).

6. To approve an amendment to the Certificate of Incorporation to eliminate certain supermajority voting provisions relating to removal of directors (“Proposal 6”).

7. To approve an amendment to the Certificate of Incorporation to eliminate certain supermajority voting provisions relating to amendments and obsolete provisions (“Proposal 7”).

These proposals are more fully described in the Definitive Proxy Statement filed by Broadcom with the SEC on January 5, 2018. We are furnishing you this supplement to amend, modify and supplement certain information included in the Definitive Proxy Statement as described herein.

On February 13, 2018, Broadcom announced that it will seek the election of six nominees to the Qualcomm Board. The six Broadcom Nominees are Samih Elhage, David G. Golden, Veronica M. Hagen, Julie A. Hill, John H. Kispert and Harry L. You.

If the Nomination Proposal is successful, the Qualcomm Board will be comprised of the Broadcom Nominees – Samih Elhage, David G. Golden, Veronica M. Hagen, Julie A. Hill, John H. Kispert and Harry L. You – and five incumbent directors nominated by Qualcomm. There is no assurance that any incumbent director will serve as a director if one or more of the Broadcom Nominees are elected to the Qualcomm Board.

For details regarding the qualifications of the Broadcom Nominees as well as our reasons for making this solicitation, please see the Definitive Proxy Statement dated January 5, 2018, previously filed with the SEC and furnished to Qualcomm’s stockholders.

Supplemental Disclosures

The disclosure under the heading “Background of the Solicitation” beginning on page 9 of the Proxy Statement is hereby further supplemented by adding at the end of such section the following:

Later on February 5, 2018, Qualcomm issued a press release confirming receipt of the revised proposal letter and stating that the Qualcomm Board would assess the proposal.

On February 8, 2018, Dr. Paul Jacobs, Chairman of the Qualcomm Board, sent a letter to Mr. Tan and Qualcomm issued a press release. The letter and press release stated that the Qualcomm Board had unanimously rejected Broadcom’s revised proposal and indicated that the Qualcomm Board would be prepared to meet with Broadcom. Later on February 8, 2018, representatives of Broadcom and Qualcomm attempted to schedule a meeting. Representatives of Broadcom proposed meeting the following day, on February 9, 2018, or on Saturday, February 10 or Sunday, February 11, to which representatives of Qualcomm replied that the earliest availability for a meeting would be Tuesday, February 13, 2018.

Later on February 8, 2018, Mr. Tan sent a letter, the text of which is copied below, to Dr. Jacobs, requesting a meeting as soon as possible and providing a proposed form of merger agreement for the anticipated discussion. Broadcom also made the proposed merger agreement publicly available and issued a press release including the text of the letter.

February 8, 2018

Dr. Paul E. Jacobs

Executive Chairman of the Board of Directors

Qualcomm Incorporated

5775 Morehouse Drive

San Diego, CA 92121

Dear Dr. Jacobs:

Broadcom has long sought a meeting to discuss Broadcom’s acquisition of Qualcomm. Following Qualcomm’s announcement today that it is willing to meet with us, we offered to meet with Qualcomm on Friday, Saturday or Sunday. I was astonished to hear that Qualcomm is not willing to meet until Tuesday – only after Qualcomm’s and Broadcom’s respective meetings with Glass Lewis and ISS. We hope that your willingness to meet with us reflects Qualcomm’s genuine intent to reach an agreement with respect to our February 5 proposal. After having met with most of your largest stockholders this past week, we have no doubt that this is their strong desire as well. We urge you to meet with us without further delay, and stand ready to meet this Saturday or Sunday in New York or another mutually convenient location.

To make our meeting more productive, we are providing you with a proposed merger agreement that we are prepared to enter into. As you will see, the agreement is highly favorable to Qualcomm and its stockholders and includes an $8 billion regulatory reverse termination fee and a 6% per annum regulatory ticking fee on the cash portion of the merger consideration (net of dividends). We want to reiterate that $82 per Qualcomm share is our best and final offer.

We look forward to meeting with you promptly.

This letter does not constitute a binding obligation or commitment of either company to proceed with any transaction. No such obligations will in any event be imposed on either party unless and until a mutually acceptable definitive agreement is formally entered into by both parties.

Sincerely,

Hock Tan

President and Chief Executive Officer

On February 9, 2018, representatives of Broadcom again reached out to representatives of Qualcomm to schedule a meeting on Saturday, February 10 or Sunday, February 11. After representatives of Qualcomm reiterated that Qualcomm would not meet earlier than Tuesday, February 13, Qualcomm and Broadcom agreed to a meeting on February 14, 2018.

On February 12, 2018, Broadcom issued a press release announcing that Broadcom and its financing sources had signed binding financing commitments sufficient to fully fund the $60 per share component of Broadcom’s proposal and to fund post-closing working capital needs, including restructuring activities, at the combined company.

On February 13, 2018, Broadcom issued a press release announcing that it would seek the election of six, rather than 11, nominees to the Qualcomm Board.

IMPORTANT

WE STRONGLY URGE YOU TO VOTE “FOR” THE BROADCOM NOMINEES AND TO USE THE UPDATED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM TO AUTHORIZE A PROXY TO VOTE “FOR” THE ELECTION OF SAMIH ELHAGE, DAVID GOLDEN, VERONICA HAGEN, JULIE HILL, JOHN KISPERT AND HARRY YOU TO SERVE ON THE QUALCOMM BOARD AS DIRECTORS FOR ONE-YEAR TERMS EXPIRING AT QUALCOMM’S 2019 ANNUAL MEETING OF STOCKHOLDERS AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, IN ACCORDANCE WITH QUALCOMM’S CERTIFICATE OF INCORPORATION AND BYLAWS, TO REPLACE SIX OF THE ELEVEN CURRENT DIRECTORS OF QUALCOMM WHOSE TERMS EXPIRE AT THE ANNUAL MEETING.

We have updated the BLUE proxy card to reflect the updated slate of Broadcom Nominees. If you have already cast your votes for Samih Elhage, David Golden, Veronica Hagen, Julie Hill, John Kispert, and Harry You on the previously circulated BLUE proxy card, your shares will be voted for such Broadcom Nominees at the Annual Meeting, but only with respect to the six Broadcom Nominees.

WE ARE NOT ASKING YOU TO VOTE ON OR TO APPROVE OUR PROPOSAL FOR A BUSINESS COMBINATION BETWEEN BROADCOM AND QUALCOMM AT THIS TIME. HOWEVER, WE BELIEVE THAT A VOTE “FOR” EACH OF THE BROADCOM NOMINEES WILL SEND A CLEAR AND STRONG MESSAGE TO THE QUALCOMM BOARD THAT IT SHOULD GIVE PROPER CONSIDERATION TO OUR PROPOSAL AND MAY BE AN IMPORTANT STEP IN FACILITATING NEGOTIATIONS BETWEEN BROADCOM AND QUALCOMM WITH RESPECT TO A BUSINESS COMBINATION TRANSACTION.

THIS SOLICITATION IS BEING MADE BY BROADCOM AND NOT ON BEHALF OF THE QUALCOMM BOARD OR QUALCOMM’S MANAGEMENT.

WHETHER OR NOT YOU INTEND TO ATTEND THE ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. WE URGE YOU TO MAKE YOUR VIEWS CLEAR TO THE QUALCOMM BOARD BY AUTHORIZING A PROXY TO VOTE WITH RESPECT TO THE BROADCOM NOMINEES BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM AS SOON AS POSSIBLE.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW QUALCOMM SHARES YOU OWN.

We urge you NOT to sign or return Qualcomm’s WHITE proxy card or otherwise provide proxies sent to you by Qualcomm. If you have already done so and your shares are registered in your name, you may revoke your previously signed proxy by signing and returning a later-dated BLUE proxy card in the enclosed postage-paid envelope, by submitting a proxy by telephone or Internet (instructions appear on your BLUE proxy card), by attending the Annual Meeting and voting in person or by delivering a written notice of revocation to Broadcom c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or the corporate secretary of Qualcomm. Only your latest dated proxy or your vote in person at the Annual Meeting will be counted.

IMPORTANT VOTING INFORMATION

If your shares of Qualcomm common stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed BLUE proxy card in the postage-paid envelope provided (or by submitting your voting instruction by Internet or telephone as described on the enclosed BLUE proxy card) as soon as possible.

If your shares of Qualcomm common stock are held in “street name” with a brokerage firm, bank or other nominee as of the close of business on the record date, only that brokerage firm, bank or other nominee can vote those shares and they may only do so upon receipt of your instructions on the enclosed BLUE voting instruction form to vote your Qualcomm shares. Accordingly, it is critical that you promptly give instructions to your brokerage firm, bank or other nominee to vote “FOR” the election of the Broadcom Nominees, “FOR” the approval of the Bylaw Proposal and to vote with respect to the Other Proposals. Please do so for each account you maintain.

We urge you NOT to sign or return Qualcomm’s WHITE proxy card or instruction form, or otherwise provide proxies sent to you by Qualcomm. If you have already done so, you may revoke your previously signed WHITE proxy by signing and returning a later-dated BLUE proxy card or BLUE voting instruction form in the enclosed postage-paid envelope, by submitting a proxy by telephone or Internet (instructions appear on your BLUE proxy card or BLUE voting instruction form), by attending the Annual Meeting and voting in person or by delivering a written notice of revocation to Broadcom c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, or to the Corporate Secretary of Qualcomm at Qualcomm, 5775 Morehouse Drive, N-520I, San Diego, California 92121-1714, Attention: Corporate Secretary, or any other address provided by Qualcomm for these purposes. Only your latest dated proxy or your vote in person at the Annual Meeting will be counted.

If you have any questions about voting or if you require assistance, please contact Broadcom’s proxy solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-free: (800) 848-2998

FORM OF BLUE PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 p.m., Eastern Time, on March 5, 2018.

VOTE BY INTERNET	WWW.FCRVOTE.COM/QCOM

Use the Internet to transmit your voting instructions until 11:59 p.m., Eastern Time, on March 5, 2018. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

OR

VOTE BY TELEPHONE	1-866-892-1604
Use any touch-tone telephone to transmit your voting instructions until 11:59 p.m., Eastern Time, on March 5, 2018. Have your proxy card in hand when you call and then follow the instructions.

OR

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided to: First Coast Results, Inc., P.O. Box 3672, Ponte Vedra Beach, FL 32004-9911.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

CONTROL NUMBER

    If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing.

QUALCOMM INCORPORATED	BLUE PROXY CARD

BROADCOM RECOMMENDS THAT YOU VOTE “FOR ALL” OF THE BROADCOM NOMINEES SET FORTH IN PROPOSAL 1:

Proposal 1.	Broadcom’s Proposal to Elect Directors.

Nominees:	(1) Samih Elhage	(3) Veronica M. Hagen	(5) John H. Kispert

	(2) David G. Golden	(4) Julie A. Hill	(6) Harry L. You

	FOR ALL ☐	WITHHOLD ALL ☐	FOR ALL EXCEPT THE BROADCOM NOMINEE(S) WRITTEN BELOW ☐

NOTE: To withhold authority to vote for any individual nominee(s), mark the For All Except box and write in the name of nominee(s) on the line below.

In the event that (1) Qualcomm purports to increase the number of directorships; (2) Qualcomm makes or announces any changes to the Amended and Restated Bylaws (the “Bylaws”) or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Broadcom Nominees and/or (3) any of the Broadcom Nominees is unable or becomes unwilling for any reason to serve as a director of Qualcomm, Broadcom will use this proxy to vote for one or more of Raul J. Fernandez, Michael S. Geltzeiler, Stephen J. Girsky, Marc E. Jones, Jonathan R. Macey, Patrice E. Merrin, Gregorio Reyes, Lloyd G. Trotter or Thomas S. Volpe, in Broadcom’s discretion, in addition to the Broadcom Nominees or in place of such Broadcom Nominee, as applicable.

BROADCOM RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2:
Proposal 2. To approve Broadcom’s proposal to amend Qualcomm’s Bylaws to undo any amendment to the Bylaws adopted without stockholder approval up to and including the date of the Annual Meeting that changes the Bylaws in any way from the version that was publicly filed with the Securities and Exchange Commission on July 15, 2016.	FOR ☐	AGAINST ☐	ABSTAIN ☐

BROADCOM RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3:
Proposal 3. To ratify the selection of PricewaterhouseCoopers LLP as Qualcomm’s independent public accountants for the fiscal year ending September 30, 2018.	FOR ☐	AGAINST ☐	ABSTAIN ☐

BROADCOM MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 4:
Proposal 4. To approve, on an advisory basis, compensation paid to Qualcomm’s named executive officers.	FOR ☐	AGAINST ☐	ABSTAIN ☐

BROADCOM MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 5:
Proposal 5. To approve an amendment to Qualcomm’s 2001 Employee Stock Purchase Plan.	FOR ☐	AGAINST ☐	ABSTAIN ☐

BROADCOM RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 6:
Proposal 6. To approve an amendment to Qualcomm’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) to eliminate certain supermajority provisions relating to removal of directors.	FOR ☐	AGAINST ☐	ABSTAIN ☐

BROADCOM RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 7:
Proposal 7. To approve an amendment to the Certificate of Incorporation to eliminate certain supermajority provisions relating to amendments and obsolete provisions.	FOR ☐	AGAINST ☐	ABSTAIN ☐

BROADCOM RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 8:
Proposal 8. To approve an amendment to the Certificate of Incorporation to eliminate provisions requiring a supermajority vote for certain transactions with interested stockholders.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Please sign exactly as your name(s) is (are) shown on the share certificate to which the proxy applies. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.
Date

Signature (Capacity)

Signature (If jointly held)

PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

YOUR VOTE IS IMPORTANT!

SIGN, DATE AND MAIL YOUR BLUE PROXY TODAY, UNLESS

YOU HAVE VOTED BY INTERNET OR TELEPHONE.

IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN AND RETURN THIS BLUE PROXY PROMPTLY. YOUR VOTE MUST BE RECEIVED NO LATER THAN THE DATE OF THE ANNUAL MEETING, TO BE INCLUDED IN THE VOTING RESULTS.

The proxy statement, as well as other proxy materials distributed by the participants, are available free of charge online at www.avgo-qcom.com.

(CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE)

    If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing.

QUALCOMM INCORPORATED	BLUE PROXY CARD

ANNUAL MEETING OF STOCKHOLDERS

MARCH 6, 2018

THIS PROXY IS SOLICITED ON BEHALF OF BROADCOM LIMITED AND BROADCOM CORPORATION (COLLECTIVELY “BROADCOM”) AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF QUALCOMM INCORPORATED

The undersigned hereby appoints Thomas H. Krause Jr. and Mark Brazeal, and each of them, with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock of Qualcomm Incorporated, a Delaware corporation (“Qualcomm”), that the undersigned would be entitled to vote if personally present at the 2018 Annual Meeting of Stockholders of Qualcomm, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “Annual Meeting”).

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted, on Proposal 1, “FOR” the election of Samih Elhage, David G. Golden, Veronica M. Hagen, Julie A. Hill, John H. Kispert and Harry L. You (except your proxy will not be voted for the election of any candidate(s) whose name(s) is written on the line provided under Proposal 1), on Proposal 2, “FOR,” on Proposal 3, Proposal 6, Proposal 7 and Proposal 8, “FOR,” and on Proposal 4 and Proposal 5, “ABSTAIN,” and as otherwise set forth in this proxy. The proxies will also vote on such other matters as may properly come before the Annual Meeting as Broadcom may recommend or otherwise in the proxies’ discretion.

This proxy revokes all prior proxies given by the undersigned with respect to the matters covered hereby.

CONTINUED, AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.